 Filed by Global Partner Acquisition Corp II pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: Global Partner Acquisition Corp II

Commission File No. 001-39875

STARDUST POWER™

GLOBAL PARTNER ACQUISITION CORP II


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Li
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Enabling energy independence with the production of battery grade lithium and to help America's leadership.

Stardust Power Inc. is a development stage American manufacturer of battery-grade lithium products, designed to supply the electric vehicle (EV) industry and help to secure America's leadership in the energy transition. Stardust Power is in the process of developing a strategically located central lithium refinery in Muskogee, Oklahoma capable of producing up to 50,000 tonnes per annum of battery-grade lithium.

Entity	Stardust Power Inc.
Exchange	Nasdaq
Ticker	SDST and SDSTW
Business Partner	GPAC II (Nasdaq: GPAC; GPACW; GPACU)
Pro Forma Enterprise Value	Pro forma implied enterprise value of the combined company of $493 million

Strategy

"Stardust Power aims to solve one of the largest challenges of the energy transition – reliable access to the critical minerals that will make the transition a reality. Refined lithium is the key component in lithium-ion batteries which make the proliferation of EVs, and decarbonization of transportation, possible. Domestic production of battery-grade lithium is also a crucial factor to American national security and leadership in the energy transition, which Stardust Power is working to address."

– Roshan Pujari, CEO of Stardust Power

Stardust Power's strategy is to become a leading producer of battery-grade lithium products in the US. The Company believes that designing a large central refinery optimized for multiple inputs of brine lithium feedstock provides an opportunity to scale production rather than the dependence on single assets.

Business Combination

Stardust Power and Global Partner Acquisition Corp. II have entered into a definitive agreement for a business combination that would result in Stardust Power becoming a publicly listed company on Nasdaq under the new ticker symbols "SDST" and "SDSTW."

GPAC II offers its merger partner long-term value creation with a proven track record and a value-added sponsor and executive team with operational and transaction expertise. GPAC II is led by executives of Antarctica Capital, an international investment firm headquartered in New York with assets under management of approximately $3.5 billion as of December 31, 2023. Antarctica Capital is dedicated to investments in private markets and real assets and the establishment of long-term capital vehicles to leverage this investment focus. Antarctica Capital's investment approach has an inherent focus on sustainability and providing more than capital to develop companies.

Company *Attributes*

Significant Scale

- Planned development of one of the largest lithium refineries in the US – 50,000 tonnes per annum battery-grade lithium
- Well-developed feedstock plan
- Phase approach to scale up

Aligned Incentives

- Illustrative incentives package for up to $257M incentives from the State of Oklahoma[1]
- Intent to seek federal grant and loan program incentives

Sustainable Processes

- Access to renewable wind and solar power sources
- Water recycling capability during the refining process
- Extracting lithium from oil & gas brine

Centralized Logistics

- Centrally located near multiple US battery manufacturers
- Access to multiple US brine resources
- Proximity to railroads, waterways, and major highways

Prudent Build-Out

- Proven refining technology
- Experienced engineering partners
- Experienced technical leadership

1. Subject to meeting milestones, to offset the refinery's costs, and other conditions

Transaction Highlights[1]

Deal Structure

- The Stardust Power existing shareholders will roll 100% of their equity and will own a pro forma equity ownership of 84.5% at close
- The GPAC sponsor will retain 3.0M promote shares at close

Valuation

- Transaction implies $493M pro forma enterprise value
  - Additional 5M share price based earnout available for Stardust Power shareholders
  - Implied pre-money market capitalization of $450M

Financing

- Transaction expected to provide up to ~$50M of gross proceeds to Stardust Power through a PIPE or similar financing transaction
  - While supplemental financing is not a condition of closing, the parties intend to work collaboratively to establish a PIPE or similar supplemental financing instrument

Sources and Uses[1] ($M)

Sources		Uses	
Stardust Power Rollover	$450	Equity to Stardust Power	$450
Cash in Trust	-	Cash to balance sheet	40
PIPE	50	Transaction expense	10
Total	**$500**	**Total**	**$500**

Pro Forma Valuation[1] ($M, except per share value)

PF Shares Outstanding (M)	53.3
Share Price ($)	$10.00
PF Equity Value ($M)	**$533**
(+) PF Debt ($M)	$0.1
(-) PF Cash ($M)	($40)
PF Enterprise Value ($M)	**$493**

1. Assumptions:

- No cash and $0.1M of debt on balance sheet prior to transaction
- 53.3M pro forma shares outstanding at $10.00 per common share
- The GPAC sponsor will forfeit 3.5M promote shares, and place 1.0M sponsor shares subject to forfeiture
- Assumes 100% redemptions of current number of outstanding shares by closing of the transaction and no cash in trust. Shares that are not redeemed will result in cash in trust and additional pro forma shares

Pro Forma Ownership[1] (Shares M)

	Shares	% Own.
(1) Stardust Rollover Equity	45.0	84.5%
(2) SPAC Sponsor	3.0	5.6%
(3) PIPE	5.3	9.9%



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2
Pro Forma Ownership
1

- All charts and tables exclude warrants held by shareholders. All warrants have a strike price of $11.50 per common share
- PIPE illustratively raised at $9.50 per share. Anticipated PIPE may be less than $50M, may be in the form of debt or convertible debt and may not be struck at $10/share. There have been no commitments for a PIPE at this time and the Company may be unable to raise any proceeds in a PIPE or similar supplemental financing instrument. See Forward-Looking Statements and Disclaimers for more information
- All charts and tables exclude 5M earnout shares for Stardust triggered at a $12.00 per share VWAP

Stardust Power Management Team



Roshan Pujari
Co-Founder, CEO



Pablo Cortegoso
Co-Founder, CTO



Uday Devasper
CFO



Michael Circelli
Sr. Project Director



Adam Johnson
Acting CCO



Randal Harris
Director of Construction

Advisors

- Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC ("CCM"), served as exclusive financial advisor and lead capital markets advisor to Stardust Power.
- Norton Rose Fulbright and Kirkland & Ellis LLP served as legal counsel to Stardust Power and GPAC II, respectively.

investor.relations@stardust-power.com in stardust-power stardust-power.com

Forward - Looking Statements and Disclaimers The information included herein and in any oral statements made in connection herewith include “forward - looking statements” within the meaning of Section 27 A o f the Securities Act of 1933 , as amended (the “Securities Act” and Section 21 E of the Securities Exchange Act of 1934 , as amended (the “Exchange Act”) . All statements, other than statements of present or historical fact included herein, regarding the proposed business combination, GPAC II’s and Stardust Power Inc . ’s ( “Stardust Power”) ability to consummate the transaction, the benefits of the transaction, GPAC II’s and Stardust Power’s future financial performance following the transaction, as well as GPAC II’s and Stardust Power’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward - looking statements . When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward - looking statements, although not all forward - looking statements contain such identifying words . These forward - looking statements are based on GPAC II’s and Stardust Power’s management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events . GPAC II and Stardust Power caution you that these forward - looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of GPAC II and Stardust Power . These risks include, but are not limited to, (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of GPAC II’s securities ; (ii) the risk that the proposed business combination may not be completed by GPAC II’s business combination deadline and the potential failure to obtain an extension o f the business combination deadline if sought by GPAC II ; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by GPAC II’s shareholders and Stardust Power’s stockholders, the satisfaction o f the minimum trust account amount following redemptions by GPAC II’s public shareholders and the receipt of certain governmental and regulatory approvals ; (iv) the effect of the announcement o r pendency of the proposed business combination on Stardust Power’s business relationships, performance, and business generally ; (v) risks that the proposed business combination disrupts current plans of Stardust Power and potential difficulties in Stardust Power’s employee retention as a result of the proposed business combination ; (vi) the outcome of any legal proceedings that may be instituted against GPAC II o r Stardust Power related to the agreement and the proposed business combination ; (vii) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws o r regulations or as a condition to obtaining regulatory approval of the business combination ; (viii) the ability to maintain the listing of GPAC II’s securities on the Nasdaq ; (ix) the price of GPAC II’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Stardust Power plans to operate, variations in performance across competitors, changes in laws and regulations affecting Stardust Power’s business and changes in the combined capital structure ; (x) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities ; (xi) the impact of the global COVID - 19 pandemic ; (xii) risks that GPAC II and/or Stardust will be unable to raise additional funds through a private placement or equity or debt raise by prior to or in connection with Closing ; (xiii) risks that Stardust Power may not be able to secure government benefits described herein ; (xiv) risks that the anticipated growth of the Lithium industry may not be achieved ; (xv) the risk factors as described below in the section "Risk Factors" and (xvi) other risks and uncertainties related to the transaction set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward - Looking Statements” in GPAC II’s prospectus relating to its initial public offering (File No . 333 - 351558 ) declared effective by the U . S . Securities and Exchange Commission (the “SEC”) on January 11 , 2021 and other documents filed, or to be filed with the SEC by GPAC II, including GPAC II’s periodic filings with the SEC, including GPAC II’s Annual Report on Form 10 - K filed with the SEC on March 19 , 2024 , Annual Report on Form 10 - K/A filed with the SEC on April 22 , 2024 and any other Quarterly Reports on Form 10 - Q and Current Reports on Form 8 - K, GPAC II’s SEC filings are available publicly on the SEC’s website at http : //www . sec . gov . The foregoing list of factors is not exhaustive . There may be additional risks that neither GPAC II nor Stardust Power presently know or that GPAC II or Stardust Power currently believe are immaterial that could also cause actual results to differ from those contained in the forward - looking statements . You should carefully consider the foregoing factors and the other risks and uncertainties described in GPAC II’s proxy statement contained in the registration statement on Form S - 4 (File No . 333 - 276510 ) filed with the SEC on January 12 , 2024 (the “Registration Statement”, as amended or supplemented), including those under “Risk Factors” therein, and other documents filed by GPAC II from time to time with the SEC . The Registration Statement is now effective, having been declared effective by the SEC on May 10 , 2024 . These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward - looking statements . Forward - looking statements speak only as of the date they are made . Readers are cautioned not to put undue reliance on forward - looking statements, and GPAC II and Stardust Power assume no obligation and, except as required by law, do not intend to update or revise these forward - looking statements, whether as a result of new information, future events, or otherwise . Neither GPAC II nor Stardust Power gives any assurance that either GPAC II or Stardust Power will achieve its expectations . RISK FACTORS For a description of the risks relating to an investment in Stardust Power, including in business and operations, we refer you to “Risk Factors” as described below. Important Information About the Business Combination and Where to Find It In connection with the proposed business combination, GPAC II has filed a definitive proxy statement and a form of proxy card with the SEC in connection with the solicitation of proxies for the extraordinary general meeting of the GPAC II shareholders (the "Definitive Proxy Statement") . Shareholders of GPAC II are able to obtain free copies of the Definitive Proxy Statement and all other relevant documents containing important information about GPAC II and Stardust Power filed or that will be filed with the SEC by GPAC II through the website maintained by the SEC at http : //www . sec . gov or by directing a request to Global Partner Acquisition Corp II, 200 Park Avenue 32 nd Floor, New York, New York 10166 , attention : Global Partner Sponsor II LLC or by contacting Morrow Sodali LLC, GPAC II’s proxy solicitor, for help, toll - free at (800) 662 - 5200 (banks and brokers can call collect at (203) 658 - 9400 ) . INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN . ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE . Participants in the Solicitation GPAC II, Stardust Power and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from GPAC II’s shareholders with respect to the proposed business combination . A list of the names of those directors and executive officers of GPAC II and a description of their interests in GPAC II is set forth in GPAC II’s filings with the SEC (including GPAC II’s prospectus relating to its initial public offering (File No . 333 - 251558 ) declared effective by the SEC on January 11 , 2021 , GPAC II’s Annual Report on Form 10 - K filed with the SEC on March 19 , 2024 , Annual Report on Form 10 - K/A filed with the SEC on April 22 , 2024 and subsequent filings on Form 10 - Q and Form 4 ) . Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the Registration Statement . The documents described in this paragraph are available free of charge at the SEC’s website at www . sec . gov, or by directing a request to Global Partner Acquisition Corp II, 200 Park Avenue 32 nd Floor, New York, New York 10166 , attention : Global Partner Sponsor II LLC . Additional information regarding the names and interests of such participants are contained in the Registration Statement for the proposed business combination . No Offer or Solicitation This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and is not intended to and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of GPAC II, Stardust Power or the combined company or a solicitation of any vote or approval, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act .

Certain Risk Factors Risks Related to Stardust Power’s Business, Industry and Economic Condition • Our future performance is difficult to evaluate because we have a limited operating history in the lithium industry. • Our limited history makes it difficult to evaluate our business and prospects and may increase the risks associated with your investment. • Our management has identified conditions that raise substantial doubt about our ability to continue as a going concern. • Lithium can be highly combustible, and if we have incidences, it could adversely impact us . • We are a development stage company, and there is no guarantee that our development will result in the commercial production of lithium from brine sources . • We face numerous risks related to exploration, construction, and extraction of brine by our suppliers . • Our quarterly and annual operating and financial results and our revenue are likely to fluctuate significantly in future periods . • Our long - term success will depend ultimately on our ability to generate revenues, achieve and maintain profitability, and develop positive cash flows from our battery - grade lithium production activities . • Logistics costs based on a hub and spoke refinery model may increase the price to where it is not economically viable . • Pipeline of lithium feedstock may prove to be non - viable, which could have material adverse impact on our business and operations . • Even if we are successful in completing all initial phases and the first commercial production at our Facility and consistently produce battery - grade lithium on a commercial scale, we may not be successful in commencing and expanding commercial operations to support the growth of our business . • Our products may not qualify for use for our intended customers . • We might not be able to sell our products as intended . • Our ability to manage growth will have an impact on our business, financial condition, and results of operations . • Delays and other obstacles may prevent the successful completion of our Facility . • We may not be able to develop, maintain and grow strategic relationships, identify new strategic relationship opportunities, or form strategic relationships, in the future . • We depend on our ability to successfully access the capital and financial markets . Any inability to access the capital or financial markets may limit our ability to meet our liquidity needs and long - term commitments, fund our ongoing operations, execute our business plan or pursue investments that we may rely on for future growth . • The lithium brine industry includes well capitalized players . • Low - cost producers could disrupt the market and be able to provide products cheaper than the Combined Company . • We may be unable to qualify for existing federal and state level grants and incentives and the grants and incentives may not be released to us as quickly or efficiently as we anticipate or at all . • We may in the future use hedging arrangements to mitigate certain risks, but the use of such derivative instruments could have a material adverse effect on our results of operations . • We may acquire or invest in additional companies, which may divert our management’s attention, result in additional dilution to our stockholders, and consume resources that are necessary to sustain our business . • We are dependent upon key management employees . • Our success as a company producing battery - grade lithium and related products depends to a great extent on the capabilities of our partners for lithium extraction from brine and our ability to secure capital for the implementation of brine processing plants . • The development of non - lithium battery technologies could adversely affect us . • Lithium prices are subject to unpredictable fluctuations . • The development of our lithium refinery is highly dependent upon the currently projected demand for and uses of lithium - based end products . • Our future growth and success are dependent upon consumers' demand for electric vehicles in an automotive industry that is generally competitive, cyclical and volatile . • We may be unable to successfully negotiate final, binding terms related to our current non - binding memoranda of understanding and letters of intent for the supply and offtake agreements, which could harm our commercial prospects . • Our future business prospects could be adversely affected if we are unable to enter into definitive agreements relating to contemplated joint ventures with Usha and IGX and, if such agreements are in fact completed, there can be no assurance that such joint ventures will ultimately be successful . • Changes in technology or other developments could adversely affect demand for lithium compounds or result in preferences for substitute products . • Our business and operations may be significantly disrupted upon the occurrence of a catastrophic event, information technology system failures or cyberattack . • We may be subject to liabilities and losses that may not be covered by insurance . • We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information or alleged trade secrets of third parties or competitors or are in breach of noncompetition or non - solicitation agreements with our competitors or their former employers . • Lawsuits may be filed against us and an adverse ruling in any such lawsuit may adversely affect our business, financial condition, or liquidity or the market price of our common stock . • Our operations may be further disrupted, and our financial results may be adversely affected by any global pandemic or a public health crisis, such as from the sustained effect from the novel coronavirus pandemic . • An escalation of the current war in Ukraine, generalized conflict in Europe and the Middle East, or the emergence of conflict elsewhere, may adversely affect our business . • If we fail to adequately protect our intellectual property or technology (including any later developed or acquired intellectual property or technology), our competitive position could be impaired and we may lose valuable assets, generate reduced revenue and incur costly litigation to protect our rights . • If we are unable to protect the confidentiality of our proprietary information or trade secrets, our business and competitive position may be harmed . • We may be subject to claims challenging the inventorship or ownership of our future intellectual property, particularly those that may be developed or invented by our employees, consultants or contractors . • If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets and our business may be adversely affected . • We may be sued by third parties for alleged infringement of their intellectual property rights, which could be costly, time - consuming and limit our ability to use certain technologies in the future . • Compliance with environmental regulations and litigation based on environmental regulations could require significant expenditures . • Liabilities and costs associated with hazardous materials, contamination and other environmental conditions may require us to conduct investigations or remediation or expose us to other liabilities, both of which may adversely impact our operations and financial condition . • Increased stakeholder focus on sustainability or other ESG matters could adversely impact our business, reputation, and operating results . • We will be subject to environmental, health and safety laws and regulations in multiple jurisdictions, which may impose substantial compliance requirements and other obligations on our operations . Our operating costs could be significantly increased in order to comply with new or more stringent regulatory standards in the jurisdictions in which we operate . • Climate change, legislation, regulation and policies may result in increased operating costs and otherwise affect our business, our industry and the global economy . • The physical impacts of climate change, including adverse weather, may have a negative impact on our business and results of operations . • Compliance with health and safety laws and regulations can be complex, and noncompliance with these laws and regulations may result in potentially significant monetary damages and fines . • The reduction or elimination of government subsidies and economic incentives for alternative energy technologies, or the failure to renew such subsidies and incentives, could reduce demand for our products, lead to a reduction in our revenues, and adversely impact our operating results and liquidity . • Existing, and future changes to, federal, state and local regulations and policies, including permitting requirements applicable to us, and enactment of new regulations and policies, may adversely affect the market for environmental attributes generated by our operations . • Compliance with data privacy regulations could require additional expenditures, and may have an adverse impact on the operating cashflows of the Company . • We identified material weaknesses in our internal control over financial reporting . If we are unable to remediate these material weaknesses, or if we experience additional material weaknesses or other deficiencies in the future, or otherwise fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately or timely report our financial results, which could result in loss of investor confidence and adversely impact our stock price . • Our Proposed Certificate of Incorporation will provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees . • Delaware law and the Proposed Governing Documents contain certain provisions, including anti - takeover provisions, that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable . • Investments in us may be subject to U . S . and non - U . S . foreign investment screening regulations, which may impose conditions or limitations on certain investment transactions (including, but not limited to, limits on purchasing our capital stock, limits on our ability to share information with our shareholders, corporate governance modifications, forced divestitures, or other measures) . • An active trading market for common stock may never develop or be sustained, which may make it difficult to sell the shares of common stock you receive . • The Company's business and operations could be negatively affected if it becomes subject to any securities litigation or shareholder activism, which could cause the Company to incur significant expense, hinder execution of business and growth strategy and impact its stock price . • The Fairness Opinion obtained by the GPAC II Board from Enclave will not be updated to reflect changes in circumstances between signing the Business Combination Agreement and the completion of the Business Combination . • Nasdaq may delist the Combined Company’s securities from trading on its exchange, which could limit investors’ ability to make transactions in the Combined Company’s securities and subject the Combined Company to additional trading restrictions . • The price of the Combined Company’s securities may be volatile . • The combined Company does not intend to pay cash dividends for the foreseeable future . • Significant inflation could adversely affect our business and financial results . • We will incur significantly increased costs and devote substantial management time as a result of operating as a public company .